September 23, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Tom Jones

Re:	Vitae Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-198090)
Request for Acceleration of Effective Date

Dear Messrs. Mancuso and Jones:

As representatives of the several underwriters of the Company’s proposed public offering of common stock, we hereby join the Company’s request for withdrawal of its prior request for acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-198090), as amended (the “Registration Statement”), set forth in its letter dated September 19, 2014.

In addition, we hereby join the Company’s request for acceleration of the effective date of its Registration Statement, so that it may become effective at 9:00 a.m. (Washington, D.C. time) on September 24, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 8, 2014, through the date hereof:

Preliminary Prospectus dated September 8, 2014:

2,305 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

STIFEL NICOLAUS & COMPANY, INCORPORATED
BMO CAPITAL MARKETS CORP.

As representatives of the several Underwriters

By: STIFEL NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Seth Rubin
Name:	Seth Rubin
Title:	Managing Director

By: BMO CAPITAL MARKETS CORP.

By:	/s/ Lori A. Begley
Name:	Lori A. Begley
Title:	Managing Director